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                                                              Exhibit (a)(1)(H)

FOR IMMEDIATE RELEASE                                    R&B Falcon Corporation
                                                         901 Threadneedle
                                                         Suite 200
                                                         Houston, Texas  77079


CONTACT:


         Georgeson Shareholder
            Communications Inc.
         17 State Street, 10th Floor
         New York, New York 10004
         Call Toll Free (800) 223-2064



                  R&B FALCON CORPORATION ANNOUNCES CLOSING OF
                             COMMON STOCK OFFERING


         November 2, 2000, Houston, Texas -- R&B Falcon Corporation (the "Company") announced that it has closed a public offering of 16,300,000 shares of its common stock at a price to the public of $24.75 per share, generating net proceeds of $399.7 million. As a result, the Company has announced that the financing condition to its tender offer to purchase for cash any and all of the issued and outstanding shares of its 137/8% Senior Cumulative Redeemable Preferred Stock at a fixed price of $1,300.00 per share has been satisfied. The tender offer, which commenced on October 27, 2000, will expire at 5:00 p.m. (Eastern Time) on Wednesday, November 29, 2000, unless it is extended. The Dealer Managers for the tender offer are Goldman, Sachs & Co. and Morgan Stanley & Co., Incorporated.

         The Offer to Purchase, the Letter of Transmittal and all related materials for the tender offer are available for free at the Securities and Exchange Commission's web site at "www.sec.gov". Materials may also be obtained for free by contacting Georgeson Shareholder Communications, the Information Agent for the Tender Offer.

         STOCKHOLDERS ARE ENCOURAGED TO READ CAREFULLY THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND ALL RELATED MATERIALS, WHICH CONTAIN IMPORTANT INFORMATION AND DESCRIBE THE TENDER OFFER IN DETAIL. SUCH MATERIAL HAS BEEN MAILED TO ALL STOCKHOLDERS OF RECORD OF THE PREFERRED STOCK AND MADE AVAILABLE FOR DISTRIBUTION TO BENEFICIAL OWNERS OF THE PREFERRED STOCK.